FILED BY ORACLE CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SIEBEL SYSTEMS, INC.

COMMISSION FILE NO. 0-20725

[The following was posted on an internal website of Oracle Corporation on September 20, 2005]

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Oracle and Siebel Hold Town Hall Meeting at Oracle OpenWorld

Charles Phillips, Oracle President, and George Shaheen, Siebel Systems CEO, took the stage together at Oracle OpenWorld in San Francisco on Monday afternoon, September 19, 2005.



Charles Phillips,
President, Oracle

"I'll bet this is a combination you never expected to see," joked Charles.

On September 12, 2005, Oracle announced our plan to buy Siebel, the leading provider of Customer Relationship Management (CRM) software, strengthening Oracle's position as the No. 1 applications company in North America and moving us closer to the No. 1 position globally. Until the deal closes, each company will continue to operate independently, and it is business as usual.

After the close of the transaction, Oracle plans to make Siebel CRM the centerpiece of Oracle's Fusion CRM strategy. "We're pleased we're bringing a lot to this dance," said George.

This is a customer-driven acquisition. Our joint customers have consistently recommended this transaction to both companies for more than a year, and "Customer feedback since the announcement has been really positive," Charles reported.

ORACLE®

Siebel develops and supports a product suite that includes CRM, Customer Analytics and Customer Data Integration. Siebel also provides services such as Customer Experience Consulting, Implementation Services and CRM OnDemand.

To discuss both companies' online services, Juergen Rottler, Oracle Executive Vice President, Oracle On Demand and Oracle Support, and Bruce Cleveland, Siebel Senior Vice President, Products, joined Charles and George during the town hall.

Both executives said they see positive synergies between the companies. According to Bruce, “The 10th release of Siebel OnDemand will be announced at the upcoming Siebel customer event” on October 16-19, 2005, and Juergen noted that, “Oracle has been in the On Demand business since 1999.” When comparing and contrasting the two companies’ online services, Bruce pointed out that, “Oracle has strong single tenancy, while Siebel has strong multitenancy,” and Juergen explained that, “Oracle has horizontal scalability, while Siebel has vertical scalability.” These supporters of the acquisition also spoke at the town hall meeting: Anil Gadre, CMO and Executive Vice President, Sun Microsystems, Inc., supports the acquisition. Sun has been an Oracle customer for 20 years and a Siebel customer for 10 years. Jim Hayes, Global Managing Partner, Accenture Oracle Practice, noted that it’s all about the data. “We need the best software, no matter who wrote it,” he said. John Matelski, Executive Board Member, International Oracle User Council, and Chief Security Officer and Deputy CIO, City of Orlando, Florida, is a JD Edwards customer. “Siebel customers will have options because there’s a true partnership between Oracle and the user group community,” he said. For up-to-date information on the transaction and subsequent integration, visit www.oracle.com/siebel or www.siebel.com. Please email comments about this story to: shannon.kelly@oracle.com Legal Notices The information included in this employee e-magazine is intended for Oracle employees only. Please do not share this information with anyone outside of the company. Juergen Rottler, EVP, Oracle On Demand and Oracle Support Copyright © 2004, Oracle Corporation. All Rights Reserved.

Important Information

This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.

Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Oracle and Siebel. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to Oracle and Siebel, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Oracle and Siebel, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by Oracle or Siebel could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Siebel.